SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

Commission File Number 1-5865

Full title of the plan and the address of the plan, if different from that of the issuer name below:

Gerber Scientific, Inc. and Participating Subsidiaries
401(k) Maximum Advantage Program and Trust
As Amended and Restated Effective January 1, 1999 (the "Plan")

  Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

Gerber Scientific, Inc.
83 Gerber Road West
South Windsor, CT 06074

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the Plan are being filed herewith:

The following exhibit is being filed herewith:

Exhibit No.            Description                                      Page No.

--------------            --------------                                      -----------

23                          Consent of Independent Auditors       14

GERBER SCIENTIFIC, INC.
AND PARTICIPATING SUBSIDIARIES
401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

Financial Statements and Schedule

December 31, 2000 and 1999

(With Independent Auditors' Report Thereon)

GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

Table of Contents

Page
Independent Auditors' Report	1

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4

Schedules

Schedule of Assets Held for Investment Purposes at End of Plan Years, December 31, 2000 and 1999	11-12

Note:   The schedules of reportable transactions, non-exempt transactions, investment assets both acquired and disposed of within the plan year, loans or fixed income obligations, and leases in default or classified as uncollectible, required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, are not applicable.

Independent Auditors' Report

The Plan Administrator
Gerber Scientific, Inc. and Participating Subsidiaries
      401(k) Maximum Advantage Program and Trust:

We have audited the accompanying statements of net assets available for plan benefits of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

Hartford, Connecticut

May 4, 2001

GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES

401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

Statement of Net Assets Available for Plan Benefits

December 31, 2000 and 1999

	2000	1999

Mutual Funds, at fair value:
BGI Standard & Poor's 500 Stock Fund	$20,806,107	$24,716,118
BGI Asset Allocation Fund	13,643,075	15,579,702
Merrill Lynch Retirement Reserves MM Fund	9,467,748	11,349,293
Dreyfus Founders Growth Fund	8,054,876	9,733,845
Davis NY Venture (A) Fund	2,756,821	558,265
BGI Bond Index Fund	1,614,680	1,345,852
Templeton Foreign (A) Fund	1,237,977	1,300,243
Strong Schafer Value Fund	- -	1,296,803
Employer Stock Fund, at fair value:
Gerber Scientific, Inc. Stock Fund	2,341,346	2,401,000
Collective Investment Fund, at fair value:
International Equity Fund	1,209,699	1,255,981
Loans Receivable from Plan Participants, at fair value	2,018,408	1,724,630

Net assets available for plan benefits	$63,150,737	$71,261,732

See accompanying notes to financial statements.

GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

Statement of Changes in Net Assets Available for Plan Benefits

December 31, 2000 and 1999

	2000	1999

Investment income:
Net appreciation (depreciation) in fair value of investments	$(13,323,888)	$1,541,781
Interest and dividends	7,351,489	7,252,741
Interest on participant loans	152,637	135,463

	(5,819,762)	8,929,985
Contributions:
Plan participants	5,817,587	5,836,894
Employer	1,305,808	1,209,888

Total investment income and contributions	1,303,633	15,976,767

Benefits paid to participants	(9,387,252)	(4,966,118)
Administrative fees	(27,376)	(27,620)

Total benefits and expenses	(9,414,628)	(4,993,738)

Net increase in net assets	(8,110,995)	10,983,029

Net assets available for benefits at beginning of year	71,261,732	60,278,703

Net assets available for benefits at end of year	$63,150,737	$71,261,732

See accompanying notes to financial statements.

(A) Description of the Plan

The following brief description of the Gerber Scientific, Inc. and Participating Subsidiaries 401 (k) Maximum Advantage Program and Trust (the "Plan") is provided for general information purposes only and reflects the Plan's provisions as of the date of the financial statements. Participants should refer to the Plan documents for more complete information on the Plan's provisions.

(1) General

The Plan is a defined contribution plan sponsored by Gerber Scientific, Inc. and Participating Subsidiaries (the "Company") and was established effective January 1, 1985. It is intended that the Plan be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the "Code"), as amended from time to time, and meet the requirements of Section 401 (k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(2) Purpose

The purpose of the Plan is to encourage employee savings and to provide a facility for accumulation of funds to be used to provide benefits upon an employee's retirement, death, disability, termination of employment, or certain other circumstances.

(3) Administration

The Board of Directors of Gerber Scientific, Inc., which has the authority to administer the Plan, has delegated the duties of Plan Administrator to a Committee consisting of Company employees. The Committee interprets and applies Plan provisions, makes final determinations concerning eligibility, benefits, and rights under the Plan, furnishes individual benefits statements to Participants, and files such reports as may be required by law.

(4) Eligibility

Employees of the Company become eligible to participate in the Plan on the first day of employment.

(5) Employee Contributions

An eligible employee becomes a Participant by authorizing the Company to reduce the Participant's eligible pay and make a corresponding "pre-tax" or "after-tax" contribution to the Plan. Eligible pay is defined as base pay, overtime pay, commissions, and bonus pay. "Pre-tax" contributions may range from 2% to 15% of eligible pay and "after-tax" contributions may range from 1% to 10% of eligible pay. A Participant may change or suspend contributions by providing written notice to the Company.

"Pre-tax" contributions are deducted from taxable wages before income taxes are withheld and are not subject to income taxation until withdrawn from the Plan. "After-tax" contributions do not reduce taxable wages and thus are subject to current income taxation.

Under Internal Revenue Service regulations, annual compensation limit for Plan purposes was $170,000 in 2000 and $160,000 in 1999, and the maximum "pre-tax" contribution was limited to $10,500 per Participant in 2000 and $10,000 in 1999.

(6) Employer Contributions

The Company matches 50% of the first 6% of eligible pay which a Participant contributes on a "pre-tax" basis, subject to a maximum annual Company contribution of $1,200 per Participant for 2000 and $1,000 per Participant in 1999.

(7) Investment of Contributions and Participants' Accounts

A separate accounting is maintained in the name of each Participant, reflecting contributions by the Participant, amounts contributed by the Company under the Plan on the Participant's behalf, investment earnings or losses, loans, withdrawals, or other distributions, and expenses, if any, charged against such account. The amount of benefit available to each Participant at any point in time depends solely upon the value of the Participant's own account.

A Participant directs the investment of his/her account. As of Plan year ended December 31, 2000, there were nine investment funds in which Participants could invest. These investment funds are managed by a variety of investment managers. The investment funds offered to participants during Plan year ending December 31, 2000 were:

    The BGI Standard & Poor's 500 Stock Fund, which is comprised of investments in common stock and attempts to achieve the same rate of return as the Standard & Poor's 500 Composite Stock Price Index. The Fund attempts to do this by holding nearly all of the 500 common stocks that the Index measures;

    The Dreyfus Founders Growth Fund, which invests primarily in common stock and other equity securities of U.S. companies;

    The Davis New York Venture (A) Fund, which invests primarily in common stock and other equity securities of U.S. companies and in securities of foreign issuers or securities which are principally traded in foreign markets

    The Gerber Scientific, Inc. Stock Fund, is comprised primarily of the common stock of Gerber Scientific, Inc. and a nominal component of money market instruments; and

    The Templeton Foreign (A) Fund, which invests primarily in stocks and debt obligations of companies and governments outside the U.S.;

    The International Equity Fund, which invests in securities traded outside the United States and excludes securities of U.S. companies. The Fund invests in substantially the same stocks and the same percentages as comprise the Morgan Stanley Capital International Europe, Australia, and Far East (EAFE) Index.

g. The BGI Asset Allocation Fund, which uses a computer model to allocate its investments among common stocks, U.S. Treasury bonds, and money market instruments. The computer model allocates and reallocates investments among these asset classes based upon estimates of their relative risk and rates of return;

h. The BGI Bond Index Fund, which is comprised of fixed-income securities issued by the U.S. Government and investment grade corporations and attempts to achieve the same rate of return as the Lehman Brothers Government/Corporate Bond Index by holding nearly all of the 5,000 fixed-income securities that the Index measures;

i. The Merrill Lynch Retirement Reserves Money Market Fund, which is comprised of investments in short-term money market instruments, including U.S. Government securities, bank certificates of deposit, bankers' acceptances, commercial paper and repurchase agreements;

In January 2000, the Strong Schafer Value fund was removed from the portfolio of funds available for investment. Participants were provided advanced notice of this change and redirected their investments and contributions. In January 2000, the remaining fund balance was transferred to the Davis New York Venture (A) Fund.

The Plan permits a participant to change the investment allocation of future contributions and the investment allocation of the Participant's existing account. There is no limit on the number of changes that may be made.

(8) Vesting

A Participant is at all times 100% vested in the Participant's "pre-tax" contributions, "after-tax" contributions, "rollover" contributions, and the Company contributions on the Participant's behalf.

(9) Withdrawals and Loans

The Plan allows the distribution of an account at the end of the Participant's career with the Company or the deferral of distribution. However, the Plan makes provision for hardship and non-hardship withdrawals and for loans, subject to current Internal Revenue Service regulations.

Hardship withdrawals are permitted to meet a financial hardship resulting from qualifying medical expenses, educational expenses, funeral expenses, the purchase of a primary residence, or the loss of a primary residence through eviction or mortgage foreclosure. Hardship withdrawals require approval of the Committee. Non-hardship withdrawals may be made only from a Participant's "after-tax" contributions or "rollover" contributions and may be made for any reason.

Loans may be drawn against a Participant's account, subject to a $500 minimum and a $50,000 maximum, and may not exceed 50% of the Participant's account balance. Loan repayments are redeposited in the Participant's account in accordance with the Participant's current investment allocation for contributions. Any outstanding loan balance not repaid at termination of employment is treated as a taxable distribution. As of December 31, 2000 interest rates on outstanding loans ranged from 7.00 % to 10.98%.

(10) Payment of Benefits

Distributions from the Plan are paid either in a lump sum cash payment or a portion paid in a lump sum and the remainder paid later. Unless a Participant elects otherwise, distributions are payable upon the termination of employment. If a Participant's total account balance is greater than $5,000, the Participant (or in the event of death, the Participant's designated beneficiary) has the right to defer the distribution.

Upon the death of a Participant, the designated beneficiary, or the Participant's estate if no beneficiary is designated, is entitled to 100% of the Participant's account.

(11) Taxation

Income taxes are deferred on "untaxed funds" in a Participant's account. Untaxed funds consist of "pre-tax" contributions, Company contributions, net investment earnings, and loan interest repaid. Upon distribution, such untaxed funds become taxable. Untaxed funds received as a loan are not subject to income taxes. "After-tax" contributions which are distributed are not taxable, but investment earnings on "after-tax" contributions are taxable when distributed.

(B) Summary of the Plan's Significant Accounting Policies

(1) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in net assets available for plan benefits as of and for the plan years ended December 31, 2000 and 1999.

(2) Trust Funds Held and Managed

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") served as the Plan's recordkeeper for Plan years ending December 31, 2000 and 1999.

The Plan's investments at December 31, 2000 and 1999 were held in trust by Merrill Lynch Trust Company, FSB and were invested funds, managed by various investment managers, including mutual funds, a collective investment fund and an employer stock fund. Investments were recorded by Merrill Lynch on a trade date basis. For the Plan year ended December 31, 2000, the investment in and the changes in these investment funds were reported to the Plan by Merrill Lynch as determined based on quoted market values for all assets of the funds.

(3) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities.

(4) Payments of Benefits

Benefits are recorded when paid.

(5) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No. 133 requires that an entity recognized all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan financial statements would be immaterial.

(C) Investments

In September 1999, The American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ended after December 15, 1999. The Plan adopted SOP 99-3 during the plan year ending December 31, 1999. The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,
	2000	1999
Investments, at fair value:
BGI Standard & Poor's 500 Stock Fund	$20,806,107	$24,716,118
BGI Asset Allocation Fund	13,643,075	15,579,702
Merrill Lynch Retirement Reserves Money Market Fund	9,467,748	11,349,293
Dreyfus Founders Growth Fund	8,054,876	9,733,845

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the years ended December 31, as follows:

	2000	1999

Mutual funds	$(11,370,316)	$1,328,898
Common stock	(1,736,607)	(41,450)
Common collective trust	(216,965)	254,333

	$(13,323,888)	$1,541,781

(D) Administrative Expenses

Costs of establishing and administering the Plan, such as legal fees, consulting fees, and salaries and fringe benefits of Company personnel, have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan. Expenses which are included in the financial statements represent loan maintenance fees charged against the accounts of participants with outstanding loan balances and account maintenance fees charged to non-active participants.

(E) Amendment and Termination

Although it has not expressed any intent to do so, the Company reserves the right to modify, suspend, or terminate the Plan, in whole or in part (including the provisions relating to contributions), subject to the provisions of ERISA. However, the Company has no power to modify, suspend, amend, or terminate the Plan in a manner that will cause or permit any part of the trust fund to be used for or diverted to purposes other than the exclusive benefit of Participants or their beneficiaries, or for the payment of expenses pursuant to the provisions of the Plan. Upon termination or partial termination of the Plan, the amounts credited to the accounts of members affected by such termination or partial termination shall be non-forfeitable.

(F) Federal Income Tax Status of the Plan

The Company has received a favorable determination letter dated May 7, 1999 from the Internal Revenue Service that the Plan constitutes an employees' trust which is exempt from taxation, and that the Company may deduct for income tax purposes the amounts contributed by it to the trust fund.

It is the intention of the Company that the Plan remain qualified and exempt under Sections 401(a) and 501(a) of the Code and meet the requirements of Section 401(k) of the Code. The Company may authorize any modification or amendment of the Plan which is deemed necessary or appropriate to maintain the qualification and exemption of the Plan within the requirements of Section 401(a) and 501(a) of the Code, or any other applicable provision of the Code as now in effect or hereafter amended or adopted.

Schedule 1 GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES 401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST Schedule of Assets Held for Investment Purposes as of End of Plan Year December 31, 2000

	Description of investment,
	Including maturity date, rate of
Identity of issue, borrower,	Interest, collateral, par, or	Current
lessor, or similar party	maturity value	value

BGI Standard & Poor's 500 Stock Fund	Mutual Fund, 975,439 shares	$20,806,107
BGI Asset Allocation Fund	Mutual Fund, 1,247,082 shares	13,643,075
ML Retirement Reserves MM Fund *	Mutual Fund, 9,467,748 shares	9,467,748
Dreyfus Founders Growth Fund	Mutual Fund, 574,118 shares	8,054,876
Davis NY Venture (A) Fund	Mutual Fund, 95,923 shares	2,756,821
BGI Bond Index Fund	Mutual Fund, 169,254 shares	1,614,680
Templeton Foreign (A) Fund	Mutual Fund, 119,727 shares	1,237,977
Gerber Scientific, Inc. Stock Fund	Employer Stock Fund, 560,131 shares	2,341,346
International Equity Fund	Common/Collective Trust, 66,834 shares	1,209,699
Participant Loans*	Participant Loans, 7.9% - 10.98%	2,018,408

		$63,150,737

*-Represents a party-in-interest.

Schedule 1 GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES 401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST Schedule of Assets Held for Investment Purposes as of End of Plan Year December 31, 1999

	Description of investment,
	Including maturity date, rate of
Identity of issue, borrower,	Interest, collateral, par, or	Current
lessor, or similar party	maturity value	value

BGI Standard & Poor's 500 Stock Fund	Mutual Fund, 914,396 shares	$24,716,118
BGI Asset Allocation Fund	Mutual Fund, 1,239,435 shares	15,579,702
ML Retirement Reserves MM Fund *	Mutual Fund, 11,349,293 shares	11,349,293
Dreyfus Founders Growth Fund	Mutual Fund, 407,786 shares	9,733,845
BGI Bond Index Fund	Mutual Fund, 147,088 shares	1,345,852
Templeton Foreign (A) Fund	Mutual Fund, 115,886 shares	1,300,243
Strong Schafer Value Fund	Mutual Fund, 26,428 shares	1,296,803
Davis NY Venture (A) Fund	Mutual Fund, 19,411shares	558,265
Gerber Scientific, Inc. Stock Fund	Employer Stock Fund, 222,315 shares	2,401,000
International Equity Fund	Common/Collective Trust, 58,773 shares	1,255,981
Participant Loans*	Participant Loans, 7.0% - 10.98%	1,724,630

		$71,261,732

* - Represents a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES 401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST AS AMENDED AND RESTATED EFFECTIVE JANUARY 1, 1999

(Registrant)

Date: June 30, 2001	BY: /s/ Lynn M. Wytas

Lynn M. Wytas Member of the Committee duly authorized to administer the Plan